Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-111482
FREE WRITING PROSPECTUS RULE 433
FINAL PRICING ANNOUNCEMENT
Issuer:
The Republic of Italy.
Securities Offered:
$2,000,000,000 principal amount of 5.375% Notes due 2017.
Maturity Date:
June 12, 2017.
Spread to Treasury:
+48bps
Treasury Yield:
4.978%
Benchmark Treasury:
UST 4.5% due 15 May 2017
Redemption Basis:
At par.
Initial Price to Public:
99.367%
Interest Rate:
The Notes will bear interest from June 12, 2007 at the rate of 5.375% per annum, payable semi-annually in arrear in two equal payments.
Interest Payment Dates:
June 12 and December 12 of each year commencing December 12, 2007, unless any Interest Payment Date would otherwise fall on a day which is not a Banking Day, in which case the interest Payment Date shall be the immediately succeeding Banking Day without any interest or other payment as a result of the delay. Interest will be paid to the persons in whose names the Notes are registered at the close of business on the preceding May 28 and November 27, as the case may be (the “Record Date”). Interest will be calculated on the basis of a 360-day year of twelve 30-day months. “Banking Day” means any day that is a day on which banking institutions in The City of New York are not generally authorized or obligated by law, regulation or executive order to close.
Markets:
The Notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.
Further Issues:
Italy reserves the right from time to time to without the consent of the holders of the Notes to issue further securities having identical terms and conditions, so that such securities shall be consolidated with, form a single series with and increase the aggregate principal amount of, the Notes.

Listing:
Application has been made to list the Notes on the Luxembourg Stock Exchange and EuroMOT (Mercato Telematico Eurobbligazioni).
Form and Settlement:
The Notes will be issued in the form of one or more global notes in fully registered form, in a minimum denomination of US$100,000 and integral multiples of US$1,000 in excess thereof, without coupons, which will be deposited on or about June 12, 2007 (the “Closing Date”) with Citibank, N.A. as custodian for, and registered in the name of Cede & Co. as nominee of, The Depository Trust Company (“DTC”). Subject to certain exceptions, beneficial interests in the global notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through DTC in the United States or through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”), in Europe, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will in turn hold interests in the global notes as indirect participants in DTC. Subject to certain exceptions, owners of beneficial interests in the global notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes under the Notes or the fiscal agency agreement governing the Notes. It is expected that delivery of the Notes will be made, against payment therefore in same-day funds, on or about June 12, 2007.
Withholding Tax:
Principal of and interest on the Notes are payable by Italy without withholding or deduction for Italian withholding taxes subject to certain exceptions, including withholding taxes that may be imposed pursuant to the EU Directive on the taxation of savings income.
Redemption:
The Notes will not be redeemable prior to June 12, 2017.
Collective Action Clauses:
The Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses. Under these provisions, Italy may amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes.
Validity of Securities
The validity of the Notes will be passed upon on behalf of Italy by Dottoressa Elena Comparato, internal counsel of the Ministry of Economy and Finance, Republic of Italy, Rome as to Italian law. All statements with respect to matters of Italian law included or incorporated by reference in the Prospectus Supplement will be passed upon by Dottoressa Elena Comparato under her authority.
Governing Law:
The Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.

Underwriting:
The Underwriters named below, acting through their representatives, Citigroup Global Markets Inc., Lehman Brothers International (Europe) and Merrill Lynch International, have jointly and severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement dated September 16, 1993, as amended by and adhered to by the Underwriters by means of a Pricing Agreement dated as of June 5, 2007 (as amended, the “Underwriting Agreement”), to purchase from Italy the principal amount of each series of the Notes set forth opposite their name below:

	Principal Amount of
	Designated Securities
Underwriter	to be purchased
Citigroup Global Markets Inc.		606,667,000
Lehman Brothers International (Europe)		606,667,000
Merrill Lynch International		606,666,000
Barclays Bank PLC		20,000,000
BNP Paribas		20,000,000
Credit Suisse Securities (Europe) Limited		20,000,000
Deutsche Bank AG, London Branch		20,000,000
Goldman Sachs International		20,000,000
HSBC Bank plc		20,000,000
J.P. Morgan Securities Ltd.		20,000,000
Morgan Stanley & Co. International plc		20,000,000
UBS Limited		20,000,000

Total	US$	2,000,000,000

Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes, if any are taken.
The Underwriters propose to offer the Notes at the public offering price and to certain securities dealers at such price less a commission of up to 0.15 per cent. of the principal amount of the Notes. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.
Italy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933.
Certain of the Underwriters and their respective affiliates may have from time to time performed investment banking and/or commercial banking services for Italy in the ordinary course of business and may do so in the future. Citigroup Global Markets Inc. is an affiliate of Citibank, N.A., which is acting as Fiscal Agent, Paying Agent and Registrar with regard to the Notes.
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The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at: http://www.sec.gov/Archives/edgar/data/52782/000115697306001005/u50763e424b5.htm.
Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect +1-888-603-584 or +1-877-858-5407.
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